

April 28, 2017

Mr. Randall Chatwin
VP and Asst. General Counsel
Goldcorp Inc.
Suite 3400, Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2X8 Canada

> **Re: Exeter Resource Corporation**
> **Tender Offer Statement on Schedule TO**
> **Filed April 20, 2017 by Goldcorp Inc.**
> **File No. 005-82266**

Dear Mr. Chatwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Given that financial information required by Item 10 of Schedule TO has been incorporated by reference into the schedule, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website. Please disseminate this information, or provide an analysis as to why the information is not required. Please also revise Item 10 of Schedule TO in order to clarify which entity's financial statements are being incorporated.

Notice Regarding Forward-Looking Information, page vi

2. We note the references to Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995. These references appear inappropriate, because statements made in connection with a tender offer are specifically excluded from the operation of those laws. Please revise.

Summary of the Offer, page 1

3. Please revise to eliminate disclaimers of responsibility for information relating to Exeter that has been included in the disclosure document.

Acceptance by Book-Entry Transfer, page 20

4. We note the last sentence of the second paragraph of this section. Please eliminate the restriction on participation by 10% Holders. See Rule 14d-10(a)(1) of Regulation 14D.

Dividends and Distributions, page 22

5. Here and elsewhere in the disclosure document, disclosure states that distributions declared, paid, etc. "after the date of the Offer" are for benefit of Offeror. Please advise how it was determined that the Offeror is entitled to these payments prior to purchasing shares in the Offer, or revise the disclosure.

Conditions of the Offer, page 24

6. We note that the Offeror may determine in its "sole judgment" whether offer conditions have occurred or been satisfied, and that this can take place after the Expiry Time. Please revise to include an objective standard for the determination of whether a condition has been satisfied and clarify that all conditions must be satisfied or waived at or before the Expiry Time.

7. Disclosure states that the Offeror may assert a condition regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Conditions must be outside the control of the Offeror. Please revise this language.

Extension, Variation or Change in the Offer, page 26

8. Please revise this section throughout to make clear that the terms of the offer may not be varied after the Expiry Time, nor may changes be made to the information contained in the Offer to Purchase after such time. Please also clarify that these variations and changes cannot occur after Exeter Shares have been taken up.

Right to Withdraw Deposited Shares, page 29

9. Please revise this section to account for the fact that the terms of the Offer cannot be varied after the Expiry Time and to clarify that shares cannot be taken up by the Offeror prior to the Expiry Time.

10. Please revise to clarify the meaning and purpose of the parenthetical in subparagraph (a).

Market Purchases and Sales of Exeter Shares, page 32

11. Disclosure states that the Offeror may acquire or cause an affiliate to acquire Exeter Shares prior to the Expiry Time. Please revise this disclosure to state that such purchases are prohibited by Rule 14e-5 of Regulation 14E, or provide an analysis as to how this is permissible.

Documents of Goldcorp Incorporated by Reference, page 48

12. Forward incorporation by reference is not authorized in Schedule TO. Please revise this section accordingly.

Price Range and Trading Volumes of the Shares, page 50

13. Please provide pricing information for all periods specified by Item 1002(c) of Regulation M-A.

Securities Law Requirements for Business Combinations, page 58

14. The Offeror appears to be relying on Rule 13e-3(g)(1) in determining that Rule 13e-3 should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. That exception requires a "firm intent" to engage in the subsequent transaction, but the Offeror has reserved the right to not engage in such a transaction and discloses that it may propose a subsequent transaction on terms other than those described. Please revise your disclosure to indicate that Rule 13e-3 will therefore be applicable to the subsequent transaction, or provide an alternative analysis. See SEC Release No. 34-17719.

15. Please tell us, with a view towards revised disclosure, whether there will be any restriction under applicable law on the Offeror's ability to integrate the operations of the Offeror and Exeter if the Offeror is unable to obtain the entire equity interest in Exeter.

<u>Schedule B</u>

16. Please disclose the citizenship of each individual. See Item 1003(c)(5) of Regulation M-A.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: David S. Stone, Esq.
        Neal, Gerber & Eisenberg LLP